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                                                                      EXHIBIT 99

FOR IMMEDIATE RELEASE

                   FOR MORE INFORMATION CONTACT:    Jeff Kenyon
                                                    Pioneer-Standard Electronics
                                                    (440) 498- 6545
                                                    kenyonj@pios.com



PIONEER-STANDARD ELECTRONICS SAYS COMPONENTS DISTRIBUTION CENTER IS OPERATING AT
                      NEAR NORMAL LEVELS AFTER FRIDAY FIRE


CLEVELAND, Ohio - February 14, 2000 - Pioneer-Standard Electronics, Inc. (NASDAQ: PIOS) today announced it experienced a fire at approximately 3:15 p.m. Friday, February 11, 2000, at its Twinsburg, Ohio distribution center. Four of the Companys' five distribution centers are unaffected and this fire is expected to have minimal effect on the company's ability to meet customer schedules. Electronic components in five of 32 carousel pods were damaged, primarily due to water from the facility sprinklers, which promptly extinguished the fire. All employees were immediately evacuated and no one was injured. The exact cause of the fire is still under investigation.

Communication and information systems were not affected and are fully operational. "Employees worked through the weekend to pick orders that were in the system and the facility is operating at near normal levels today," said Jim Richey, Vice President, Operations. There was no structural damage, although there was water damage to approximately 3 percent of the Company's inventory. The Company noted that the water damaged a variety of different components and no single product category was significantly impacted.

The Company believes it has adequate insurance coverage to offset any property loss or business impact resulting from the fire.

ABOUT PIONEER-STANDARD ELECTRONICS, INC.
Pioneer-Standard is an international distributor of electronic components and computer systems, with revenues of $2.3 billion. Pioneer-Standard's Industrial Electronics Division provides a comprehensive offering of semiconductors, embedded computing solutions, passive components, interconnects, electromechanical products, power products and more. The company's Computer Systems Division is one of the largest distributors of mid-range computer solutions, selling through its distribution arm, KeyLink Systems, and its Corporate Accounts Group. Pioneer-Standard has operations throughout North America, and worldwide distribution to Asia and Europe through its equity investments in World Peace Industrial Co., Ltd. (WPI), headquartered in Taiwan, and Eurodis Electron PLC, headquartered in the U.K. Additional information about Pioneer and its global operations can be found at www.pios.com.

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